
May 17, 2022

Keith Cummings
Chief Financial Officer
PLIANT THERAPEUTICS, INC.
260 Littlefield Avenue
South San Francisco, CA 94080

Re: PLIANT THERAPEUTICS, INC.

Dear Mr. Cummings:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 1, 2022

Item 9A, page 135

1. Please file the audit report on internal controls as required by Item 308(b) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Al Pavot at (202) 551-3738 or Terence O'Brien at (202) 551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences